EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	(Successor)		(Predecessor)	(Predecessor)		(Predecessor)

	For the period		For the period
	March 26, 2004 -		August 31, 2003 -	For the year ended		For the year ended
	August 28, 2004		March 25, 2004	August 30, 2003		August 31, 2002
Net income (loss) before income taxes	$10,925		$(4,583)	$10,898		$(6,713)
Fixed charges:(1)
Interest charges	10,257		16,455	28,940		26,026
Interest portion of lease expense	352		626	983		833

Total fixed charges	$10,609		$17,081	$29,923		$26,859
Net income from operations before income taxes and fixed charges	$17,075		$12,498	$40,821		$20,146

Ratio of earnings to fixed charges(2)	2.03	x	—	1.36	x	—

(1) During the periods presented the Company had no preferred stock outstanding that required a cash payment. Therefore, the ratio of earnings to combined fixed charges and preferred dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

(2) For purposes of computing this ratio, earnings consist of income (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and the portion of rental expense that includes an interest factor. Earnings before fixed charges were insufficient to cover fixed charges by approximately $4.6 million and $6.7 million for the period from August 31, 2003 to March 25, 2004 and for the fiscal year ended August 31, 2002, respectively.